RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
MAY 15, 2012

At a special meeting of shareholders of Virtus
Short/Intermediate Bond Fund (the "Fund"), a series of Virtus
Insight Trust held on May 15, 2012, shareholders voted on the following proposal:



To approve a Subadvisory Agreement between Virtus
Investment Advisers, Inc. and Newfleet Asset Management, LLC with regard to the Fund

NUMBER OF ELIGIBLE SHARES VOTED:
FOR                AGAINST            ABSTAIN
5,194,507.184      28,433.358         32,724.290


Shareholders of the Fund voted to approve the above proposal.